UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 18, 2014

ABBVIE INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35565	32-0375147
(State or other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

1 North Waukegan Road

North Chicago, Illinois 60064-6400

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code:  (847) 932-7900

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒               Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                 Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                 Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                 Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On July 18, 2014, AbbVie Inc., a Delaware corporation (“AbbVie”), issued an announcement (the “Rule 2.7 Announcement”) pursuant to Rule 2.7 of the United Kingdom City Code on Takeovers and Mergers disclosing that the boards of directors of AbbVie and Shire plc, a company incorporated in Jersey (“Shire”), had agreed on the terms of a recommended combination of Shire with AbbVie (the “Combination”).  In connection with the Combination, (i) Shire and AbbVie entered into a Co-operation Agreement (the “Co-operation Agreement”), (ii) AbbVie, AbbVie Private Limited, a company incorporated in Jersey (“New AbbVie”),  and AbbVie Ventures LLC (“Merger Sub”) entered into an Agreement and Plan of Merger, dated as of July 18, 2014 (the “Merger Agreement”) and (iii) AbbVie Holdings Private Limited, JPMorgan Chase Bank, N.A. (“JPMorgan”), as administrative agent and lender, and certain other parties entered into a 364-Day Bridge Credit Agreement, dated as of July 17, 2014 (the “Bridge Credit Agreement”).

Rule 2.7 Announcement

On July 18, 2014, AbbVie issued the Rule 2.7 Announcement disclosing that the boards of directors of AbbVie and Shire had agreed on the terms of the Combination.  Under the terms of the Combination, (i) Shire shareholders will be entitled to receive £24.44 in cash and 0.8960 shares of New AbbVie by means of a court-sanctioned scheme of arrangement (the “Scheme”) between Shire and Shire shareholders under the Companies (Jersey) Law of 1991, as amended (the “Jersey Companies Law”), and (ii) pursuant to the Merger Agreement, AbbVie stockholders will receive one New AbbVie share for each AbbVie share they hold.  As a result of the Combination, both Shire and AbbVie will become wholly owned indirect subsidiaries of New AbbVie.  It is intended that shares of New AbbVie will be listed on the New York Stock Exchange following the completion of the Combination.

The Combination will be conditioned upon, among other things, the approval of the Scheme by the Shire shareholders, the sanction of the Scheme by a Jersey court, the adoption of the Merger Agreement by AbbVie shareholders and the receipt of certain regulatory approvals.  The conditions to the Combination are set out in full in Appendix I to the Rule 2.7 Announcement.  It is expected that, subject to the satisfaction or waiver of all relevant conditions, the Combination will be completed in the fourth quarter of 2014.

New AbbVie reserves the right, subject to the prior consent of the U.K. Panel on Takeovers and Mergers and the Co-operation Agreement, to elect to implement the acquisition of shares of Shire by way of a takeover offer (as such term is defined in the Jersey Companies Law).

Co-operation Agreement

On July 18, 2014, Shire and AbbVie entered into the Co-operation Agreement in connection with the proposed Combination.  Pursuant to the Co-operation Agreement, Shire has agreed to provide AbbVie with such information and assistance as AbbVie may reasonably require for the purposes of obtaining all regulatory clearances and making any submission, filing or notification to any regulatory authority, and AbbVie has given certain undertakings to implement the Combination.  The Co-operation Agreement will terminate if the Scheme is withdrawn or lapses.  AbbVie has the right to terminate the Co-operation Agreement if the Shire board of directors withdraws its recommendation of the Scheme or if certain deadlines are not met, including the Scheme not being consummated by no later than April 30, 2015.  The Co-operation Agreement also, among other things, contains certain arrangements relating to Shire’s share incentive plans and provides for the payment of cost reimbursements or termination fees to Shire in certain circumstances in which the Combination is not consummated.

The Merger Agreement is attached as an exhibit to the Co-operation Agreement.  Pursuant to the Merger Agreement, Merger Sub will merge with and into AbbVie and AbbVie will continue as the surviving corporation and a wholly owned indirect subsidiary of New AbbVie (the “Merger”).  The Merger will be consummated as soon as reasonably practicable following the completion of the Scheme.

Bridge Credit Facility

On July 17, 2014 (the “Effective Date”), AbbVie entered into the Bridge Credit Agreement with JPMorgan as administrative agent and lender.

The Bridge Credit Agreement provides for a £13,500,000,000 bridge credit facility (the “Bridge Credit Facility”), consisting of up to £9,100,000,000 of tranche 1 commitments, £3,200,000,000 of tranche 2 commitments and £1,200,000,000 of tranche 3 commitments.  To the extent that new senior unsecured notes are not issued at or prior to the time the Combination is consummated, the proceeds of the Bridge Credit Facility may be used to finance the payment of the cash consideration in connection with the Combination, fees and expenses related thereto and dividends and distributions.  Advances under the Bridge Credit Facility will be available on a date after the Effective Date, subject to satisfaction of certain conditions set forth in the Bridge Credit Agreement (the “Closing Date”).  The tranche 1 and tranche 2 commitments will mature on the date that is 364 days after the Closing Date, and the tranche 3 commitments will mature on the date that is 60 days after the Closing Date.

Borrowings under the Bridge Credit Facility may, at New AbbVie’s election, bear interest at either (a) the base rate plus an applicable margin (“Base Rate Loans”) or (b) the Eurocurrency rate plus an applicable margin (“Eurocurrency Rate Loans”). The applicable margin ranges from 0.0% to 0.50% per annum for Base Rate Loans and 0.625% to 1.50% per annum for Eurocurrency Rate Loans, in each case depending on the public debt rating of New AbbVie then in effect.

The commitments under the Bridge Credit Facility, unless previously terminated, will terminate on the earlier of (i) the date on which all of the certain funds purposes have been achieved without the making of any advances under the facility and (ii) the date a mandatory cancellation event occurs; provided that in any event the tranche 1 and 2 commitments will terminate in full on July 31, 2015.

The Bridge Credit Agreement contains customary affirmative covenants, negative covenants, including a financial covenant, and events of default.

The Bridge Credit Facility is guaranteed by AbbVie and AbbVie Holdings Private Limited.

The foregoing summary of the Combination, the Rule 2.7 Announcement Co-operation Agreement, the Bridge Credit Agreement and the Combination contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Rule 2.7 Announcement, which is attached as Exhibit 2.1 to this Current Report on Form 8-K, the full text of the Co-operation Agreement, which is attached as Exhibit 2.2 to this Current Report on Form 8-K, and the full text of the Bridge Credit Agreement, which is attached as Exhibit 10.1 to this Current Report on Form 8-K, and each of these exhibits is incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On July 17, 2014, AbbVie entered into the Bridge Credit Agreement as described under Item 1.01 above.  The description of the Bridge Credit Agreement set forth in Item 1.01 above is hereby incorporated by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e)  As a result of the Combination, Section 4985 of the Internal Revenue Code of 1986, as amended, imposes an excise tax equal to 15% (such tax, the “Excise Tax”) on the value of certain equity compensation held by persons who are during the six months before and six months after the closing of the Combination subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended, with respect to AbbVie.  AbbVie has agreed to indemnify such persons for any such Excise Tax obligation so that, on a net after tax basis, they would be in the same position as if no such Excise Tax had been applied.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Exhibit
2.1	Rule 2.7 Announcement, dated July 18, 2014.

2.2	Co-operation Agreement, dated as of July 18, 2014, between AbbVie and Shire.

10.1	364-Day Bridge Credit Agreement, dated as of July 17, 2014, among New AbbVie, AbbVie Holdings Private Limited, AbbVie, JPMorgan Chase Bank, N.A. and the lenders party thereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBVIE INC.

Date: July 18, 2014	By:	/s/ LAURA J. SCHUMACHER
Laura J. Schumacher
Executive Vice President, Business Development, External Affairs and General Counsel

EXHIBIT INDEX

Exhibit No.	Exhibit
2.1	Rule 2.7 Announcement, dated July 18, 2014.

2.2	Co-operation Agreement, dated as of July 18, 2014, between AbbVie and Shire.

10.1	364-Day Bridge Credit Agreement, dated as of July 17, 2014, among New AbbVie, AbbVie Holdings Private Limited, AbbVie, JPMorgan Chase Bank, N.A. and the lenders party thereto.